SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT No. 4)

Under the Securities Exchange Act of 1934

R.H. DONNELLEY CORPORATION
(Name of Issuer)

Shares of Common Stock, par value $1.00 per share
(Title of Class of Securities)

74955W109
(CUSIP NUMBER)

Fir Tree Partners
535 Fifth Avenue
31st Floor
New York, New York 10017
Tel. No.: (212) 599-0090
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4675
(214) 969-2800

June 1, 2000
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

__________________________________________________________________________

CUSIP No. 74955W109	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fir Tree, Inc. d/b/a Fir Tree Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,522,820
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,522,820
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON CO, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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AMENDMENT NO. 4 to SCHEDULE 13D

          This Amendment No. 4 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the statement on Schedule 13D, relating to shares of common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on August 6, 1998, and amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 12, 1999, Amendment No. 2 to Schedule 13D filed with the Commission on November 29, 1999 and Amendment No. 3 to Schedule 13D filed with the Commission on July 17, 2000 (the "Amended Schedule 13D"). This Amendment No. 4 to Schedule 13D is being filed to correct certain information contained in the Amended Schedule 13D as follows:

Item 5.   Interest in Securities of the Issuer

          Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (e) as follows:

          (a)   As of July 13, 2000, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 1,522,820 shares of Common Stock of the Issuer or 4.7% of the shares outstanding. The 1,522,820 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

          The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on July 13, 2000, is based on 32,114,121 outstanding shares of Common Stock as of May 1, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on May 12, 2000.

          (e)   Fir Tree Partners ceased to be the beneficial owner of more than 5% of the Common Stock on July 13, 2000.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 18, 2000.

Fir Tree, Inc. d/b/a/ Fir Tree Partners

By: /S/ JEFFREY TANNENBAUM ________________________________ JEFFREY TANNENBAUM, President

/S/ JEFFREY TANNENBAUM ___________________________________ Jeffrey Tannenbaum